Exhibit 99.1

Press Release

iKang Announces Equity Investment in New China Life Insurance Health Investment Management Co., Ltd.

BEIJING, February 2, 2016 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that it has completed a strategic investment in New China Life Insurance Health Investment Management Co., Ltd. (“NCI Health”). After the investment, New China Life Insurance Co., Ltd. (“NCI”), iKang and another investor hold 45%, 45% and 10% equity interest in NCI Health, respectively.

NCI Health was established by New China Life Insurance Co., Ltd. on December 13, 2012. It has invested in and operates a total of 16 medical centers in 16 cities, namely, Xi’an, Wuhan, Qingdao, Baoji, Chengdu, Chongqing, Hefei, Changsha, Yantai, Zhengzhou, Jinan, Huhehaote, Changde, Nanjing, Tangshan, and Hangzhou. These medical centers mainly provide medical examination services to corporate and individual customers.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the investment, “we are delighted to make this strategic investment in NCI Health and form a strategic partnership with NCI. With the combined network built by NCI Health and iKang, we believe that both companies will be able to provide consistently high quality medical services to their respective corporate and individual customers, with expanded geographic coverage.”

Mr. Zhang added, “as the largest player in China’s preventative healthcare services market, iKang will continue to build on its dual expansion strategy that aligns acquisitions and investments with a self-built model. With this strategy we intend to capture even greater opportunities in the current covered regions and beyond to provide an enhanced nationwide service.”

The Hina Group Holdings has served as the exclusive financial advisor to iKang in this transaction.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of February 2, 2016, iKang’s nationwide network consisted of 84(1) self-owned medical centers covering 24 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang and Xi’an, Foshan, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 84 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com